
03025413

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-4174

A. Full title of the plan:

Mid-South PACE Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

INDEX TO FINANCIAL STATEMENTS

H:/CORRES/RPG/MAPCO-COVSH&TABCON

Ernst & Young

Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

The Administrative Committee
Mid-South PACE Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Mid-South PACE Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 25, 2003

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments	$12,222,947	$14,260,704
Participant contributions receivable	-	22,538
Employer contributions receivable	-	22,044
Total assets	12,222,947	14,305,286
Net assets available for benefits	$12,222,947	$14,305,286

See accompanying notes.

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002

Contributions:	
Participant	$ 678,624
Employer	691,795
Rollover	2,674
Total contributions	1,373,093
Net investment income (loss):	
Dividends	275,149
Interest	54,104
Total dividend and interest income	329,253
Net depreciation in fair value of investments	(2,982,863)
Investment expense	(12,114)
Total net investment loss	(2,665,724)
Withdrawals	789,708
Decrease during the year	(2,082,339)
Net assets available for benefits at beginning of year	14,305,286
Net assets available for benefits at end of year	$12,222,947

See accompanying notes.

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1--Significant accounting policies and description of Plan

The information included below regarding the Mid-South PACE Savings and Retirement Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan as defined by the Internal Revenue Code of 1986 ("Code"). The Plan was established for the benefit of the hourly employees of Williams Express, Inc. ("Company") who are covered by a collective bargaining agreement between the Company and Paper, Allied-Industrial, Chemical & Energy Workers International Union Local No. 5-631 and/or No. 5-206. The Company is a wholly owned subsidiary of The Williams Companies, Inc. ("Williams"). See Note 4.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Fidelity Management Trust Company is the trustee and Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper for the Plan.

Investment valuation and income recognition

Investments in common stock are stated at fair market value based on closing market quotes. Shares of mutual funds are valued based on published market prices, which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Participant loans are carried at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date.

Effective October 15, 2002, an Order issued by the U.S. Bankruptcy Court confirming the Reorganization of Williams Communications Group, Inc. ("WCG") provided that all outstanding securities of WCG stock were deemed cancelled. The WCG stock fund held investments in 47,945 shares of WCG stock which were deemed to have no value upon cancellation. Prior to the cancellation, participants could redirect their investment in WCG stock or receive distributions in WCG stock under certain circumstances.

Note 1--Significant accounting policies and description of Plan (continued)

Risk and uncertainties

The Plan provides for various investments in common stock, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from Plan participants. Company contributions are accrued in the period in which they become obligations of the Company. Each participant, as applicable, has an Employee Contribution Account, consisting of an After-Tax Account, Pre-Tax Account and Rollover Contribution Account, and an Employer Contribution Account.

The Plan is a defined contribution plan to which a participant may allot from 1 percent to 15 percent (1 percent to 8 percent for Highly Compensated Employees) of compensation per pay period on a pre-tax basis, an after-tax basis or a combination of both. The Company will contribute an amount equal to 6 percent of eligible participants' compensation. The maximum Pre-Tax Account contribution percentage is subject to periodic adjustment to comply with Internal Revenue Service ("IRS") regulations.

Participants may elect investment of both employer and employee contributions in a variety of mutual funds, a common collective trust, a self-directed fund, or Williams common stock, provided they allocate their contribution in multiples of 1 percent. A participant may change his investment direction from time to time, subject to certain limitations.

Vesting

A participant has a non-forfeitable vested interest in the current fair market value of the assets purchased with his contributions. A participant becomes 100 percent vested in the Company contributions upon completion of five years of service. In addition, a participant's account becomes fully vested by reason of his death, total and permanent disability, reaching normal retirement age, meeting requirements for early retirement, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan.

Note 1--Significant accounting policies and description of Plan (continued)

Generally payment of benefits is made at the participant's discretion in Williams common stock to the extent invested in Williams common stock and/or cash. Prior to October 15, 2002, participants could also elect distribution in WCG stock to the extent invested in WCG stock.

Company contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment are used for certain items as specified in the Plan including the reduction of future Company contributions.

In-service withdrawals

Withdrawals from a participant's Employee Contribution Account may be made if he has suffered a financial hardship condition and has met certain restrictions, as defined. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits participants to obtain a loan of their account balances within specified limitations. Periodic principal and interest payments are reinvested in various investment options as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant's employment is terminated with the Company, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1--Significant accounting policies and description of Plan (continued)

While Williams or the Company have not expressed any intent to terminate the Plan, they may do so at any time subject to the terms and conditions of the collective bargaining agreement. In the event of termination, each participant becomes fully vested to the extent of the balance in his Employer Contribution Account.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2002	2001
Fidelity Managed Income Portfolio II	$3,769,360	$2,790,256
Fidelity Puritan Fund	631,902	911,437
Vanguard Institutional Index Fund	1,282,522	2,173,693
Fidelity Contrafund	3,995,416	4,988,273
The Williams Companies, Inc. common stock	*	1,393,233
Participant Loans	643,803	*

* Investment did not equal or exceed 5 percent or more of the Plan's net assets at December 31 of the year indicated.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(1,296,505)
Common stock	(1,686,358)
	$(2,982,863)

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated January 29, 2003, stating that the Plan, as amended, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Administrative Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 4--Subsequent event

On March 4, 2003, Williams sold the refining operations that are supported by Plan participants. By May 16, 2003, all participants of the Plan were either hired by the buyer or were terminated, were granted 100 percent vesting in the Plan and discontinued making contributions to the Plan. The sale of this operation did not impact Williams ownership of the Company or the Company's sponsorship of the Plan.

Effective April 18, 2003, the Plan was amended to allow certain eligible catch-up contributions as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001.

SUPPLEMENTAL SCHEDULE

Schedule 1

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN
EIN: 75-1287220 PLAN: 003
Schedule H, Line 4i
Schedule of Assets (Held at end of year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Managed Income Portfolio II	3,769,360 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		$ 3,769,360
	PIMCO Total Return Fund	37,438 shares of a fund investing in all types of bonds including U.S. government, corporate, mortgage, and foreign.		399,463
*	Fidelity Puritan Fund	40,019 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		631,902
	Vanguard Institutional Index Fund	15,942 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		1,282,522
	Vanguard Equity Income ADM Fund	3,321 shares of a fund investing primarily in dividend paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		130,164
*	Fidelity Contrafund	103,508 shares of a fund investing primarily in common stocks, both domestic and foreign.		3,995,416
*	Fidelity Magellan Fund	5,365 shares of a fund investing primarily in common stocks, both domestic and foreign.		423,613
	Putnam Voyager Fund A	8,047 shares of a fund investing primarily in common stocks, of large and midsize companies.		102,284
	T. Rowe Price Small-Cap Fund	5,231 shares of a fund investing primarily in stocks and equity-related securities of small companies.		112,457
*	Fidelity Diversified International Fund	4,290 shares of a fund investing in foreign securities, primarily common stocks.		73,608
*	Fidelity Freedom Income Fund	1,041 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		11,036
*	Fidelity Freedom 2020	281 shares of an asset allocation fund investing in Fidelity equity and fixed-income mutual funds.		2,989
*	Fidelity Freedom 2030	39 shares of an asset allocation mutual fund investing in Fidelity stock, bond, and money market mutual funds.		396
*	The Williams Companies, Inc.	174,633 shares of common stock.		471,509
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		172,425
*	Participant Loans	Loans extended to participants at interest rates of 5.25% to 10.5%.		643,803
				$12,222,947

* Party-in-Interest
** Column not applicable for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MID-SOUTH PACE SAVINGS AND RETIREMENT PLAN
(Name of Plan)

By [signature]
Marcia MacLeod
Vice President Rewards and Policy
The Williams Companies, Inc.

Date: June 27, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Exhibit 23

Consent Of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90265) pertaining to the Mid-South PACE Savings and Retirement Plan of our report dated June 25, 2003, with respect to the financial statements and schedule of the Mid-South PACE Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Tulsa, Oklahoma
June 25, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Mid-South PACE Savings and Retirement Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in his capacity as an officer of The Williams Companies, Inc., certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

By: ______________________
Steven J. Malcolm
Chief Executive Officer
June 27, 2003

By: ______________________
Donald R. Chappel
Chief Financial Officer
June 27, 2003